February 8, 2019

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Meeks, Esq.

Re:    AFS SenSub Corp.

Registration Statement on Form SF-3

File No. 333-228632 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AFS SenSub Corp. (the “Registrant”) hereby respectfully requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on November 30, 2018, such that the Registration Statement becomes effective at 12:00 P.M. on Tuesday, February 12, 2019 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Director, Senior Vice President, Corporate Counsel and Secretary